UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

PetroLogistics LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

71672U101
(CUSIP Number)

Jaime Buehl-Reichard
LG Propylene LLC
630 Fifth Avenue
30th Floor
New York, NY 10111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

CUSIP No.  71672U101

1	NAMES OF REPORTING PERSONS LG Propylene LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No.  71672U101

1	NAMES OF REPORTING PERSONS Robert D. Lindsay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No.  71672U101

1	NAMES OF REPORTING PERSONS Alan E. Goldberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 2 amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 28, 2012 (the “Original Report”), as amended by Amendment No. 1 to the Original Report filed with the Commission on May 27, 2014 (the Original Report, as amended by Amendment No. 1, “Schedule 13D”).  The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2. Identity and Background

The information contained in Item 6 of this Amendment No. 2 is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 6 of this Amendment No. 2 is incorporated by reference herein.

Item 4. Purpose of Transaction.

The information contained in Item 6 of this Amendment No. 2 is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 6 of this Amendment No. 2 is incorporated by reference herein. In addition,

(a)  ̶  (b) The response to Item 5(a)-(b) of Schedule 13D is hereby amended and restated as follows:

The aggregate number and percentage of shares of common units beneficially owned by the Reporting Persons are as follows:

LG Propylene LLC (“LGP”)

a)	Amount beneficially owned: 0	Percentage: 0%
b)	Number of common units to which the Reporting Person has
i.	Sole power to vote or to direct the vote:	0
ii.	Shared power to vote or to direct the vote:	0
iii.	Sole power to dispose or to direct the disposition of:	0
iv.	Shared power to dispose or to direct the disposition of:	0

Robert D. Lindsay

a)	Amount beneficially owned: 0	Percentage: 0%
b)	Number of common units to which the Reporting Person has
i.	Sole power to vote or to direct the vote:	0
ii.	Shared power to vote or to direct the vote:	0
iii.	Sole power to dispose or to direct the disposition of:	0
iv.	Shared power to dispose or to direct the disposition of:	0

Alan E. Goldberg

a)	Amount beneficially owned: 0	Percentage: 0%
b)	Number of common units to which the Reporting Person has
i.	Sole power to vote or to direct the vote:	0
ii.	Shared power to vote or to direct the vote:	0
iii.	Sole power to dispose or to direct the disposition of:	0
iv.	Shared power to dispose or to direct the disposition of:	0

LGP is the record holder of 0 common units.

(c) Item 5(c) of Schedule 13D is hereby amended and supplemented as follows:

Except as described in Item 6 of Amendment No. 2, none of the Reporting Persons has effected any transactions in the common units during the past 60 days.

(e) Item 5(e) of Schedule 13D is hereby amended and restated as follows:

July 16, 2014

Item 6. Contracts, Arrangements, Understandings or Relationships.

The responses set forth in Items 2 through 6 of Schedule 13D are hereby amended to add the following:

Transfer of Covered Units

On July 16, 2014, prior to the consummation of the Merger, LGP, the record and beneficial owner of 69,690,798 Common Units of the Issuer (the “Covered Units”), distributed to each of its direct or indirect members listed below (each, a “Transferee”), for no consideration the number of the Covered Units set forth opposite such Transferee’s name below. Each Transferee agreed to be bound by the LG Support Agreement.

TRANSFEREE	ALLOCATED COVERED UNITS
Lindsay Goldberg & Bessemer II AIV L.P.	36,125,390
Lindsay Goldberg & Bessemer II-A AIV L.P.	11,330,020
Lindsay Goldberg & Bessemer II-A NNAIV L.P.	18,019,906
Lindsay Goldberg & Bessemer II PIV AIV L.P.	848,067
Lindsay Goldberg & Bessemer II-BT AIV L.P.	1,825,650
Lindsay Goldberg Co-Investment II AIV L.P.	1,491,019
Lindsay Goldberg Employee Co-Investment II, L.P.	25,373
Dean Ventures X, L.L.C.	25,373

Consummation of the Merger

On July 16, 2014, the Merger was consummated.  At the Effective Time, by virtue of the Merger and without any action on the part of the Transferees, each Covered Unit distributed to each Transferee prior to the consummation of the Merger was cancelled and converted automatically into the right to receive the Sponsor Merger Consideration, upon the terms and subject to the conditions set forth in the Merger Agreement.

Resignation of Directors

In connection with the Merger, at the Effective Time, Jaime Buehl-Reichard, Alan E. Goldberg, Lance L. Hirt, Robert D. Lindsay and Andrew S. Weinberg resigned as members of the Board of Directors of the MLP GP and as members of each committee of the Board of Directors on which they served immediately prior to the Effective Time.

Registration Rights Agreement

On July 16, 2014, the Registration Rights Agreement was terminated by the parties thereto in connection with the transactions described in this Item 6.

LG Support Agreement

On July 16, 2014, the LG Support Agreement automatically terminated upon the consummation of the Merger.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 18, 2014

LG Propylene LLC

/s/ Alan E. Goldberg
Name: Alan E. Goldberg
Title: Managing Director

/s/ Robert D. Lindsay
Robert D. Lindsay

/s/ Alan E. Goldberg
Alan E. Goldberg